Erik Vayntrub Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 486-9108 Tel (213) 486-9041 Fax thecapitalgroup.com

September 21, 2018

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	American Funds Insurance Series (the “Registrant”)
File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the comments you provided by electronic mail on September 12, 2018 to the Registrant’s Post-Effective Amendment No. 85 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 85 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), pursuant to which the Registrant sought to update the investment strategy of the Managed Risk Growth-Income Fund (the “Fund”) to allow for the use of options. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on October 1, 2018 (the “Amendment”).

Summary Prospectus

  According to the disclosure set forth under “Principal investment strategies,” the Fund normally seeks to invest 80% of its “assets” in the Registrant’s Growth-Income Fund. The investment requirements of Rule 35d-1 under the 1940 Act (“Rule 35d-1”) are generally applicable to an investment company’s “net assets.” Please confirm that “assets” is defined more specifically in the Registration Statement as “net assets,” or, in the alternative, please supplement the disclosure accordingly.

Response: The Registrant hereby confirms that, for purposes of the referenced investment requirement under Rule 35d-1, “assets” is intended to mean, and is defined in the Registration Statement as, “net assets.” In its Statement of Additional Information, under “Certain investment limitations and guidelines,” the Registrant discloses that the listed limitations and guidelines, including the referenced investment requirement under Rule 35d-1, “are based on a percentage of the fund’s net assets….”

  The Fund discloses under “Principal investment strategies” that its “subadviser regularly adjusts the level of exchange-traded options and futures contracts held by the [F]und….” If appropriate, please clarify that the exchange-traded options held by the Fund at any given time are put options.

Response: As disclosed under “Principal investment strategies,” in addition to short positions in exchange-traded futures contracts, the Fund’s managed risk strategy consists primarily of long positions in exchange-traded put options. Though the Fund’s investments in options are expected to be predominantly in put options, the Fund also reserves the right to take positions in call options. In this regard, the Fund discloses in its Statement of Additional Information, under “Description of certain securities, investment techniques and risks — The fund — Options,” that, as part of its managed risk strategy, the Fund “may also purchase exchange-traded equity index call options.” Accordingly, we believe the Fund’s current disclosure is sufficient and no further clarification is required at this time.

Statutory Prospectus

  The Fund discloses in its statutory prospectus, under “Investment objectives, strategies and risks,” that its “subadviser reserves the right to purchase or sell exchange-traded interest rate futures, including futures contracts on U.S. Treasury bonds, to seek to manage interest rate risk.” Please consider whether this strategy disclosure should be added to the principal strategy disclosure in the Fund’s summary prospectus.

Response: The Fund has no current intention of purchasing or selling interest rate futures. Given investing in interest rate futures is not a principal investment strategy of the Fund, we believe the Fund’s current disclosure is accurate.

  Form N-1A requires that the risk disclosure required by Item 4 constitute a summary of the risk disclosure set forth in the statutory prospectus pursuant to Item 9. We note that the principal risk disclosure included in the Fund’s summary prospectus is nearly identical to the risk disclosure in the Fund’s statutory prospectus. Please revise the Fund’s risk disclosure in accordance with the requirements of Form N-1A, Item 9 and IM Guidance Update No. 2014-08.

Response: We note that the risk disclosure in the Fund’s statutory prospectus includes significantly more disclosure than is set forth under “Principal risks” in the Fund’s summary prospectus. Among other things, the Fund’s statutory prospectus includes descriptions of “certain additional risks associated with the [F]und’s investment strategies,” including, among others, risks regarding exposure to any one country, region, industry or sector, risks of investing in various instrument types (e.g., lower-rated debt instruments, future delivery contracts and swaps), interest rate risks and liquidity risks. Additionally, in response to the Staff’s comment, given the Fund does not expect to take short positions in options contracts as a principal investment strategy, we have eliminated the disclosure regarding the risks associated with short positions in options from the Fund’s summary prospectus.

Statement of Additional Information

  In the Statement of Additional Information, under “Fund policies—Additional information about fundamental policies,” the Fund discloses that it “does not consider futures contracts to be an industry” for purposes of compliance with its industry concentration policy. Please note the Staff’s position that a fund and its investment adviser may not ignore futures contracts in determining the fund’s compliance with its industry concentration policy and update the Fund’s disclosure accordingly.

Response: The Fund and its investment adviser interpret the Fund’s policy with respect to concentration in a particular industry to apply to direct investments in the securities of issuers in a particular industry and to any other investments, including certain derivatives, that may properly be assigned to a particular industry. However, because the Fund’s current derivatives investments are limited to investments in futures and options on equity index futures, which are not attributable to any one issuer or any one industry, such investments do not apply to the Fund’s industry concentration policy. Accordingly, in response to the Staff’s comment, we will update the Fund’s disclosure as follows:

For purposes of fundamental policy 1f, the fund may not invest more than 25% of its total assets in the securities of issuers in a particular industry. … The fund does not consider the futures or options contracts in which it currently invests — namely, futures and options on broad-based equity indices — to be an industry for these purposes.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 486-9108.

Sincerely,

/s/ Erik A. Vayntrub

Erik A. Vayntrub

Associate Counsel